Avocats à la Cour de Paris Solicitors of the Senior Courts of England and Wales	Linklaters LLP 25 rue de Marignan 75008 Paris Telephone (+33) 1 56 43 56 43 Facsimile (+33) 1 43 59 41 96 Palais J 030

Karina V. Dorin, Staff Attorney Division of Corporation Finance United States Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549 United States of America

September 16, 2014

CGG

Amendment No. 1 to Registration Statement on Form F-4 Filed September 3, 2014

File No. 333-197261

Dear Ms. Dorin,

We refer to the Staff’s comment letter dated September 12, 2014 on the above-referenced registration statement on Form F-4 (the “Registration Statement”) of CGG (the “Company”) and certain of its subsidiaries (the “Guarantors” and, together with the Company, the “Registrants”) that have guaranteed the Company’s 6.875% Senior Notes due 2022 (the “Notes”). Set forth below in detail are the Registrants’ responses to the Staff’s comments. For your convenience, each comment is repeated below, prior to the response.

Exhibit 5.7

1	We reissue prior comment 9 to our letter dated July 24, 2014 in part. Please have counsel revise its opinion to remove the word “solely.” Counsel must examine all documents necessary to render the required opinions. See Section II.B.3.d of Staff Legal Bulletin No. 19.

Response

In response to the Staff’s comment, the Company will file with Amendment No. 2 to the Registration Statement a revised opinion from McInnes Cooper as New Brunswick counsel to remove the word “solely.”

*    *    *

Should you have any questions or comments regarding the foregoing, please contact me by telephone at +331 5643 5842.

Yours sincerely,

/s/ Luis Roth

Luis Roth

cc:	H. Roger Schwall, U.S. Securities and Exchange Commission

Béatrice Place-Faget, CGG

Linklaters LLP is a limited liability partnership registered in England and Wales with registered number OC326345. It is a law firm regulated by the Solicitors Regulation Authority. The term partner in relation to Linklaters LLP is used to refer to a member of the LLP or an employee or consultant of Linklaters LLP or any of its affiliated firms or entities with equivalent standing and qualifications. A list of the names of the members of Linklaters LLP and of the non-members who are designated as partners and their professional qualifications is open to inspection at its registered office, One Silk Street, London EC2Y 8HQ, England or on www.linklaters.com and such persons are either solicitors, registered foreign lawyers or European lawyers.

Please refer to www.linklaters.com/regulation for important information on our regulatory position.